Exhibit 99.1

AcuityAds Provides Q2 2021 Update on its Advertising Automation Platform, illumin illumin revenue grows over 60% sequentially to $5.2 million with further sequential growth expected throughout the second half of 2021

TORONTO and NEW YORK – July 15, 2021 – AcuityAds Holdings Inc. (TSX:AT, Nasdaq:ATY) (“AcuityAds'' or “Company”), the leading technology company that enables advertisers to connect intelligently with audiences across digital advertising campaigns from a single platform, provided an update today on the recent performance of its new advertising automation technology, illumin.

In Q2 2021, revenue attributable to illumin increased over 60% versus the first quarter of 2021 to $5.2 million. Demand for the platform continues to be very robust with strong growth in its sales pipeline. As a result, the Company believes illumin’s revenue will experience sequential growth in Q3 2021.

“illumin revenue and pipeline growth exceeded our internal expectations once again. We ended the second quarter with 40 illumin clients up over 135% versus the first quarter and we believe this number will continue to increase significantly in the quarters ahead. Our clients tell us they love the ease of use of the illumin platform and the great data-driven insights they can get via their consumer journeys. Once again, the vast majority of illumin revenues came from clients which are new to the Company,” said Tal Hayek, CEO and Co-Founder of AcuityAds. “Given our rapidly increasing backlog and pipeline, we believe illumin’s sequential revenue growth will see solid momentum throughout the second half of the year.”

To learn more about illumin, contact press@acuityads.com or visit illumin.com

About AcuityAds:

AcuityAds is a leading technology company that provides marketers a one-stop solution for omnichannel digital advertising with best-of-category return on advertising spend. Its journey automation technology, illumin™, offers planning, buying and real-time intelligence from one platform. With proprietary Artificial Intelligence, illumin™ brings unique programmatic capabilities to close the gap between advertising planning and execution. The Company brings an integrated ecosystem of privacy-protected data, inventory, brand safety and fraud prevention partners, offering trusted solutions with proven, above-benchmark outcomes for the most demanding marketers.

AcuityAds is headquartered in Toronto with offices throughout Canada, the U.S., Europe and Latin America. For more information, visit AcuityAds.com.

For further information, please contact:

Babak Pedram	David Hanover
Investor Relations – Canada	Investor Relations – U.S.
Virtus Advisory Group Inc.	KCSA Strategic Communications
416-644-5081	212-896-1220
bpedram@virtusadvisory.com	dhanover@kcsa.com

Kate Tumino

Public Relations

KCSA Strategic Communications

212-896-1252

ktumino@kcsa.com

Disclaimer in regards to Forward-looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. These statements relate to the Company’s anticipated revenue from its illumin platform. Forward-looking statements can be identified by terms such as “may”, “will”, “intend”, “believe”, “estimate”, “consider”, “expect” “anticipate” and “objective” or other similar expressions concerning matters that are not historical facts.

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including with respect to expected growth, results of operations, performance and business prospects and opportunities. While these estimates and assumptions are considered reasonable by management at this time, they involve a number of significant known and unknown risks and uncertainties, any of which could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, the ultimate effect of the COVID-19 pandemic on our business and operations; our ability to retain existing customers and attract new customers, including under the illumin platform; our ability to expand into additional advertising channels and expand our customer base in Canada, the U.S. and globally; our ability to attract and retain key personnel; the effect of legislative and regulatory actions, including legislation and regulation related to online advertising and online data collection and usage, and our ability to comply with such laws and regulations; our ability to protect our intellectual property; and other factors affecting our business beyond our control, including, without limitation, general economic and market conditions. The above list of factors is not exhaustive, and you should refer to the risks discussed under the "Risk Factors" section of the Company's Annual Information Form dated March 1, 2021 for the fiscal year ended December 31, 2020.

Except as required by law, AcuityAds does not intend, and undertakes no obligation, to update any forward-looking statement to reflect, in particular, new information or future events.